 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Class Action against Yes

On March 27, 2017, the Company was notified by the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) of a claim together with a class action certification motion which had been filed against it with the Central District Court. The claim was filed on grounds that Yes breached the agreement with its customers and the terms of the license granted to it by the Ministry of Communications when it stopped broadcasting the children’s channel as of January 1, 2017 and instead began broadcasting a new channel called Yes Kidz (“cessation of channel broadcasting”), which the Petitioner asserts is not a suitable alternative.

The Petitioner has petitioned for Yes to reimburse each of the members of the represented class the amounts it overcharged or is to overcharge (according to the Petitioner, the “overcharge” will not be less than NIS 100 per month) as of the date of cessation of the channel broadcasting, and to compensate each of the class members for the mental anguish caused to them as a result of the cessation of the channel broadcasting (damaged estimated at NIS 250 per class member).

The Petitioner does not explicitly indicate the amount of the claim against Yes, but defines the class as all Yes customers on the date of cessation of the channel broadcasting, with the exception of customers it claims already received specific compensation from Yes for the cessation of the channel broadcasting.

Yes is studying the claim and the certification motion and neither it and/nor the Company is able to evaluate their likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.